As filed with the Securities and Exchange Commission on December 23, 2016

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	Melody He-Chen, Esq. DLA Piper Hong Kong 17/F Edinburgh Tower, The Landmark 15 Queen's Road Central, Hong Kong (852) 2103-0602

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing H Shares of Ping An Insurance (Group) Company of China, Ltd.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$1,159.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of March 28, 2005, among Ping An Insurance (Group) Company of China, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Letter agreement among Ping An Insurance (Group) Company of China, Ltd. and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 23, 2016.

Legal entity created by the agreement for the issuance of American Depositary Shares for H Shares of Ping An Insurance (Group) Company of China, Ltd.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Slawomir Soltowski
	Name:	Slawomir Soltowski
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Ping An Insurance (Group) Company of China, Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Shenzhen, People’s Republic of China on December 23, 2016.

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

By: /s/ MA Mingzhe

Name: MA Mingzhe

Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 23, 2016.

Name	Title

/s/ MA Mingzhe	Chairman of the Board of Directors and Chief
MA Mingzhe	Executive Officer (principal executive officer)

/s/ SUN Jianyi	Vice Chairman of the Board of Directors and
SUN Jianyi	Executive Vice President

/s/ REN Huichuan	Executive Director and President
REN Huichuan

/s/ YAO Jason Bo	Executive Director, Executive Vice President,
YAO Jason Bo	Chief Financial Officer and Chief Actuary
(principal financial and accounting officer)

/s/ LEE Yuansiong	Executive Director and Executive Vice President
LEE Yuansiong

/s/ CAI Fangfang	Executive Director
CAI Fangfang

/s/ LIN Lijun	Non-Executive Director
LIN Lijun

/s/ Soopakij CHEARAVANONT	Non-Executive Director
Soopakij CHEARAVANONT

/s/ YANG Xiaoping	Non-Executive Director
YANG Xiaoping

/s/ XIONG Peijin	Non-Executive Director
XIONG Peijin

/s/ LIU Chong	Non-Executive Director
LIU Chong

/s/ WOO Ka Biu Jackson	Independent Non-Executive Director
WOO Ka Biu Jackson

/s/ Stephen Thomas MELDRUM	Independent Non-Executive Director
Stephen Thomas MELDRUM

/s/ YIP Dicky Peter	Independent Non-Executive Director
YIP Dicky Peter

/s/ WONG Oscar Sai Hung	Independent Non-Executive Director
WONG Oscar Sai Hung

/s/ SUN Dongdong	Independent Non-Executive Director
SUN Dongdong

/s/ GE Ming	Independent Non-Executive Director
GE Ming

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of March 28, 2005, among Ping An Insurance (Group) Company of China, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Ping An Insurance (Group) Company of China, Ltd., and The Bank of New York relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.